OMB APPROVAL	
OMB Number:	3235-0716
Expires:	August 31, 2022
Estimated average burden hours per response	. .. . .48.9697

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update:____
- ☐ Form C/A: Amendment to Offering Statement: ____
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- x Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer:_____Amnion LIfe LLC____
Legal status of issuer:
Form: ______Limited Liability Company______________________________
Jurisdiction of Incorporation/Organization: ______CA_________________________________
Date of organization): _____5-27-16____
Physical address of issuer: __2618 San Miguel Dr #149, Newport Beach, CA, 92660_________
Website of issuer: __________www.amnion.life____

Is there a co-issuer? ___ yes x__ no. If yes,
Name of co-issuer: N/A
Legal status of co-issuer:
Form: ____
Jurisdiction of Incorporation/Organization: ___________________________
Date of organization: ____
Physical address of co-issuer: ____
Website of co-issuer: ____

Name of intermediary through which the offering will be conducted: _____________________________
CIK number of intermediary: ________________________
SEC file number of intermediary: ____________________
CRD number, if applicable, of intermediary: ____________________

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
____

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
____

Type of security offered: ____

 Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Target number of securities to be offered: _____

Price (or method for determining price): _____

Target offering amount: _____

Oversubscriptions accepted: Yes No

If yes, disclose how oversubscriptions will be allocated: Pro-rata basis First-come, first-served basis

 Other – provide a description: _____

Maximum offering amount (if different from target offering amount): _____

Deadline to reach the target offering amount: _____

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: _____1_____

Total Assets:	Most recent fiscal year-end: 18,831.00	Prior fiscal year-end: 43608.00
Cash & Cash Equivalents:	Most recent fiscal year-end: 10247.00	Prior fiscal year-end: 17050.00
Accounts Receivable:	Most recent fiscal year-end: 0.00	Prior fiscal year-end: 0.00
Short-term Debt:	Most recent fiscal year-end: 85,908	Prior fiscal year-end: 96220.00
Long -term Debt:	Most recent fiscal year-end: 873,269	Prior fiscal year-end: 474687.00
Revenues/Sal es	Most recent fiscal year-end: 0.00	Prior fiscal year-end: 0.00
Cost of Goods Sold:	Most recent fiscal year-end: 0.00	Prior fiscal year-end: 0.00
Tax es Paid:	Most recent fiscal year-end: 1,177.00	Prior fiscal year-end: _1323.00
Net Income:	Most recent fiscal year-end: -327,139	Prior fiscal year-end: -324,875.00

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

[List will include all U.S. jurisdictions, with an option to add and remove them individually, add all and remove all.]

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form C

 This Form shall be used for the offering statement, and any related amendments and progress reports, required to be filed by any issuer offering or selling securities in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (§ 227.100 et seq.). The term "issuer" includes any co-issuer jointly offering or selling securities with an issuer in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Securities Act Section 4A and Regulation Crowdfunding (§ 227.100 et seq.) This Form also shall be used for an annual report required pursuant to Rule 202 of Regulation Crowdfunding (§ 227.202) and for the termination of reporting required pursuant to Rule 203(b)(2) of Regulation Crowdfunding (§ 227.203(b)(2)). Careful attention should be directed to the terms, conditions and requirements of the exemption.

II. Preparation and Filing of Form C

 Information on the cover page will be generated based on the information provided in XML format. Other than the cover page, this Form is not to be used as a blank form to be filled in, but only as a guide in the preparation of Form C. General information regarding the preparation, format and how to file this Form is contained in Regulation S-T (§ 232 et seq.).

III. Information to be Included in the Form

Item 1. Offering Statement Disclosure Requirements

An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) must file the Form prior to the commencement of the offering and include the information required by Rule 201 of Regulation Crowdfunding (§ 227.201).

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a),(e), (g), (h), (l), (n), and (o) of Rule 201 of Regulation Crowdfunding (§ 227.201(a), (e), (g), (h), (l), (n), and (o)); selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income); the jurisdictions in which the issuer intends to offer the securities; and any information required by Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)).

Other than the information required to be provided in XML format, an issuer may provide the required information in the optional Question and Answer format included herein or in any other format included on the intermediary's platform, by filing such information as an exhibit to this Form, including copies of screen shots of the relevant information, as appropriate and necessary.

If disclosure in response to any paragraph of Rule 201 of Regulation Crowdfunding (§ 227.201) or Rule 203(a)(3) is responsive to one or more other paragraphs of Rule 201 of Regulation Crowdfunding (§ 227.201) or to Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)), issuers are not required to make duplicate disclosures.

Item 2. Legends

(a) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) must include the following legends:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

(b) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) must disclose in the offering statement that it will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The issuer must also disclose how an issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)).

Item 3. Annual Report Disclosure Requirements

An issuer filing this Form for an annual report, as required by Regulation Crowdfunding (§ 227.100 et seq.), must file the Form no later than 120 days after the issuer's fiscal year end covered by the report and include the information required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y) of Regulation Crowdfunding (§§ 227.201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y)). For purposes of paragraph (t), the issuer shall provide financial statements certified by the principal executive officer of the issuer to be true and complete in all material respects. If, however, the issuer has available financial statements prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) that have been reviewed or audited by an independent certified public accountant, those financial statements must be provided and the principal executive officer certification will not be required.

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), and (e) of Rule 201 of Regulation Crowdfunding (§ 227.201(a) and (e)); and selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income).

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Amnion Life LLC
(Issuer)
By
DocuSigned by:
Amir Fassihi
775C3AF3E0764C9...
(Signature and Title)
CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
Amir Fassihi
775C3AF3E0764C9...
(Signature)

CEO
(Title)

5/4/2021
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

4

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

OPTIONAL QUESTION & ANSWER FORMAT

FOR AN OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either State that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions. The term "issuer" in these questions and answers includes any "co-issuer" jointly offering or selling securities with the issuer in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Securities Act Section 4A and Regulation Crowdfunding (§ 227.100 et seq.). Any information provided with respect to the issuer should also be separately provided with respect to any co-issuer.

If you are seeking to rely on the Commission's temporary rules to initiate an offering between May 4, 2020, and February 28, 2021, intended to be conducted on an expedited basis due to circumstances relating to coronavirus disease 2019 (COVID-19), you will likely need to provide additional or different information than described in questions 2, 12, and 29. If you are seeking to rely on the Commission's temporary Rule 201(bb) for an offering initiated between March 1, 2021, and August 28, 2022, you will likely need to provide additional or different information than described in questions 2 and 29. When preparing responses to such questions, please carefully review temporary Rules 100(b)(7), 201(aa), 201(bb), and 304(e) and tailor your responses to those requirements as applicable.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer: _____Amnion Life LLC_____

ELIGIBILITY

2. x Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.

5

THE COMPANY

1. Name of issuer:

Amnion Life LLC

COMPANY ELIGIBILITY

2. Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Amir Fassihi	CEO	Amnion Life	2016

For three years of business experience, refer to <u>Appendix D: Director & Officer Work History</u>.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Amir Fassihi	CEO	2016

For three years of business experience, refer to <u>Appendix D: Director & Officer Work History</u>.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Amir Fassihi	1000000.0 Class A Units, Voting	100.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

- The medical device being developed may not pass the FDA requirements for safety and efficacy and may not receive the required regulatory requirements for sales and marketing of the device.

- The anticipated clinical trials do not confirm the safety and efficacy of the device. There is considerable harm and danger realized associated with the device which cannot be mitigated.

- Competitors successfully challenging Company's patent and other intellectual properties and entering the market with similar devices.

- Clinical Trials for the device do not meet Superiority classification requirements compared to previous devices currently on the market.

- We have not commenced commercial operations to date and our future profitability is uncertain.

- We are primarily dependent on the success of our lead product candidate, AmnioBed, which is still in clinical development, and this product candidate may fail to receive marketing approval or may not be commercialized successfully.

- We are an early-stage medical device company with no approved products and no historical product revenue, which may make it difficult for you to evaluate our business, financial condition and prospects.

- We expect that we will need further financing for our existing business and future growth, which may not be available on acceptable terms, if at all. Failure to obtain funding on acceptable terms and on a timely basis may require us to curtail, delay or discontinue our product development efforts or other operations. The failure to obtain further financing may also prevent us from capitalizing on other potential product candidates which may be more profitable than AmnioBed or for which there may be a greater likelihood of success.

- We depend on third parties for clinical and commercial supplies, which could affect our business. We also rely on third parties to conduct our preclinical studies and clinical trials.

- If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on our business.

- We may be exposed to claims and may not be able to obtain or maintain adequate product liability insurance.

- We depend on skilled labor, and our business and prospects may be adversely affected if we lose the services of our skilled personnel, including those in senior management, or are unable to attract new skilled personnel.

- Our employees and our independent contractors, principal investigators, CROs, consultants or commercial collaborators, as well as their respective sub-contractors, if any, may engage in misconduct or fail to comply with certain regulatory standards and requirements, which could expose us to liability and adversely affect our reputation.

- We may acquire businesses, products or product candidates, or form strategic alliances or create joint ventures, in the future, and we may not realize the benefits of such transactions.

- System failures may disrupt our business operations and delay our product development programs and commercialization activities.

- The marketing approval processes of the FDA and comparable regulatory authorities in other countries are unpredictable and our product candidates may be subject to multiple rounds of review or may not receive marketing approval.

- We may be unable to continually develop a pipeline of product candidates, which could affect our business and prospects.

- Our preclinical studies and clinical trials may not be successful and delays to such preclinical studies or clinical trials may cause our costs to increase and significantly impair our ability to commercialize our product candidates. Results of previous clinical trials or interim results of ongoing clinical trials may not be predictive of future results.

- We are planning to pursue the FDA De Novo pathway for all of our current product candidates. If we are unable to rely on the De Novo regulatory pathway to apply for marketing approval of our product candidates in the United States, seeking approval of these product candidates through the PMA pathway would require full reports of investigations of safety and effectiveness, and the process of obtaining marketing approval for our product candidates would likely be significantly longer and more costly.

- We may encounter difficulties in enrolling patients in our clinical trials, which could be detrimental to business.

- We have conducted, and may in the future conduct, clinical trials for our product candidates outside the United States and the FDA may not accept data from such trials.

- Our facilities are subject to extensive and ongoing regulatory requirements and failure to comply with these regulations may result in significant liability.

- Our current pipeline product candidate, AmnioBed, requires extensive clinical data analysis, regulatory review and additional testing. Clinical trials and data analysis can be very expensive, time-consuming and difficult to design and implement. If we are unsuccessful in obtaining regulatory approval for AmnioBed does not provide positive results, we may be required to delay or abandon development of such product, which would have a material adverse impact on our business.

- Our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial potential or result in significant negative consequences following any potential marketing approval.

- Even if we obtain marketing approval for our product candidates in the United States, we or our collaborators may not obtain marketing approval for the same product candidates elsewhere.

- The terms of approvals, ongoing regulations and post-marketing restrictions for our products may limit how we manufacture and market our products, which could materially impair our ability to generate revenue.

- Our products may not achieve market acceptance, which would be essential to our company's success. Furthermore, We may not be able to respond effectively to changing consumer preferences and demand.

- The commercial success of our medical device products depends on the availability and sufficiency of third-party payor coverage and reimbursement.

- Our products may be subject to reduced prices negotiated by certain group purchasing organizations that could adversely impact our product revenue.

- We may not be able to build our marketing and sales capabilities or enter into agreements with third parties to market and sell our medical device products.

- The off-label use or misuse of our products may harm our image in the marketplace, result in injuries that lead to costly product liability suits, or result in costly investigations and regulatory agency sanctions under certain circumstances if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.

- Even if we obtain regulatory approval for a product candidate, our products and business will remain subject to ongoing regulatory obligations and review.

- If our product candidates are approved for commercialization outside of the United States, we may be exposed to a number of risks associated with international business operations.

- If the FDA or comparable regulatory authorities in other countries approve generic versions of our product candidates, or do not grant our product candidates a sufficient period of market exclusivity before approving their generic versions, our ability to generate revenue may be adversely affected.

- Our medical device products may be subject to recalls, withdrawals, seizures or other enforcement actions by the FDA or comparable regulatory authorities in other countries if we fail to comply with regulatory requirements or previously unknown problems with our medical device products are discovered after they reach the market.

- We may not be able to engage third-party CMOs to manufacture our approved medical device products on a commercial scale to meet commercial demand for our medical device products.

- Our commercial success depends largely on our ability to protect our intellectual property.

- If we are unable to protect our trade secrets, the value of our AmnioBed technology and product candidate may be negatively impacted, which would have a material and adverse effect on our competitive position and prospects.

- We may become involved in litigation to protect our intellectual property or enforce our intellectual property rights, which could be expensive, time-consuming and may not be successful.

- We may be subject to claims that our employees or consultants have wrongfully used or disclosed to us alleged trade secrets of their former employers or other clients.

- We may be subject to claims from third parties that our products infringe their intellectual property rights.

- Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

- If we fail to comply with various procedural, document submission, fee payment or other requirements imposed by the USPTO or comparable patent agencies in other countries, our patent protection could be reduced or eliminated.

- Changes in patent laws or interpretations of patent laws in the United States or elsewhere may diminish the value of our intellectual property or narrow the scope of protection of our patents.

- Our failure to comply with data protection laws and regulations could lead to government enforcement actions and significant penalties against us, and adversely impact our operating results.

- Healthcare laws and regulations may affect the pricing of our medical device products and may affect our profitability.

- We may not be able to enforce our intellectual property rights throughout the world, which may be problematic.

- We need to protect our trademark, trade name and service mark rights to prevent competitors from taking advantage of our goodwill.

- We are subject to various laws and regulations, such as healthcare fraud and abuse laws, false claim laws and health information privacy and security laws, among others, and failure to comply with these laws and regulations may have an adverse effect on our business.

- Legislative or regulatory reform of the healthcare system in our target markets may affect our operations and profitability.

- Our management has broad discretion in using the net proceeds from the initial public offering and may not use them effectively

- The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

- Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

- Amir Fassihi is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Use of XX Investments LLC as Transfer Agent and Custodian. Investments will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of our transfer agent, XX Investments LLC. XX Investments LLC will act as custodian and hold legal title to the investments for investors that enter into a Custodial and Voting Agreement with XX Investments LLC and will keep track of those investors' beneficial interests in the investments. In addition, investors' interests in the investments will be recorded in each investor's "My Investments" screen. The investor will also be emailed again the Investor Agreement and, if applicable, the Custodial and Voting Agreement. The Investor Agreement and, if applicable, the Custodial and Voting Agreement will also be available on the "My Investments" screen.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business

days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

<u>An Investor's right to cancel.</u> An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

<u>The Company's right to cancel.</u> The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 450 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933.   In the event that more than 450 non-accredited investors are initially accepted into an offering in step (2) described in Question 11, the Company may cancel investments based on the order in which payments by Investors were received, or other criteria at the discretion of the Company, before the offering deadline.

Description of Issuer's Securities

17.What other securities or cl asses of securities of the issuer are outstanding ? Describe the m aterial term s of any other outstanding securities or cl asses of securities of the issuer.

Class of Security	Securities/Amount Authorized	Securities or Amount Outstanding
Class A Units	1,000,000	1,000,000
Class B Units	29,2,812	292,812
SAFE Notes $2.5M	$25,000.00	$25,000.00
SAFE Notes $7.5M	$244,091.00	$244,091.00
SAFE Notes $10M	$35,000.00	$35,000.00
SAFE Notes $12.5M	$356,892.00	$356,892.00
Profit Interest Units	11,244	11,244
Phantom Equity Units	2,315	2,315

24. Describe the material terms of any indebtedness of the issuer:

$ 118,930 amount is reflected in the balance sheet as Loan from Owner, which is due on demand, unsecured and carries an annual percentage rate of 5%. No guarantees have been given.

Bank of America Mastercard
Amount owed: $41,912.91
Interest Rate: 16.24%

American Express
$36,523.92
Interest Rate: 5.99%

25. What other ex em pt offering s has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
4/2018	Other	Convertible Note	$761,000	General operations
9/2018	Other	Convertible Note	$250,000	General operations
4/2019	Regulation Crowdfunding	SAFE	$305,892	General operations
10/2019	Section 4(a)(2)	SAFE	$50,000	General operations
3/2020	Section 4(a)(2)	SAFE	$25,000	General operations
3/2020	Section 4(a)(2)	SAFE	$50,000	General operations
10/2020	Regulation Crowdfunding	SAFE	$169,081	General Operations
1/2021	Section 4(a)(2)	SAFE	$10,000	General Purposes
2/2021	Section 4(a)(2)	SAFE	$5,000	General Purposes

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

- x Yes
- No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Amir Fassihi
Amount Invested	$ 118,930
Transaction type	Loan
Issue date	12/01/18
Outstanding principal plus interest	$ 118,930 as of 12/31/20
Interest rate	5.0% per annum

Outstanding	Yes
Current with payments	Yes
Relationship	CEO/Founder

The amount owing to officers and directors relates to a shareholder loan which is due on demand, unsecured and carries an annual percentage rate of 5%. No guarantees have been given.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

- Yes
- No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Nearly 15M infants worldwide are born premature. Due to underdeveloped organs, the dramatic shift from amniotic fluid to air puts them at risk for hypothermia, dehydration, and infections which can lead to sepsis, organ injuries, and even death. To substantially improve preterm infants' chances of survival and reduce the time needed in intensive care, we designed AmnioBed, a patented, cost-efficient, fluid-filled solution that can mimics a mother's amniotic fluid environment.

The world is in desperate need of more sophisticated infant care. Despite ongoing technology advancements, current incubators and radiant warmers have many deficiencies that put preterm infants at risk for hypothermia. We believe our patented AmnioBed design can prevent hypothermia and save lives, reduce complications, improve short- and long-term outcomes, and decrease costs for millions of infants born preterm every year.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Amnion Life LLC was incorporated in the State of California in May 2016.

Since then, we have:

- Amniobed is designed to prevent hypothermia in preterm infants.

- Hypothermia is associated with increased rate of mortality and morbidity.

- Infant incubator with synthetic amniotic fluid replicating the environment of the womb.

- Patents issued in the US and China. Pending in Europe, Japan, India and Australia.

- 25% - 78% of very preterm infants in the US and 53% of very preterm infants in a large European study had hypothermia in 1st hour of life.

- Raised $1.44M in previous rounds.

- 3 Years of R&D. Designed, sourced, procured and assembled Amniobed Golden Hour plus software.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $0 compared to the year ended December 31, 2019, when the Company had revenues of $0. Our gross margin was % in fiscal year 2020, compared to % in 2019.

- *Assets.* As of December 31, 2020, the Company had total assets of $18,831, including $10,247 in cash. As of December 31, 2019, the Company had $43,608 in total assets, including $17,050 in cash.

- *Net Loss.* The Company has had net losses of $327,139 and net losses of $568,030 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.

- *Liabilities.* The Company's liabilities totaled $959,177 for the fiscal year ended December 31, 2020 and $570,907 for the fiscal year ended December 31, 2019.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $194,653 in debt, $1,011,000 in convertibles, and $125,000 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $1,000/month, for an average burn rate of $1,000 per month. Our intent is to be profitable in 36 months.

Since December 31, 2019 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The Company has taken measures to comply with travel bans, quarantine and social distancing guidelines. As such, the Company's research facility in Pozega, Serbia has limited its operations to comply with the guidelines and requirements for the duration of the pandemic. In addition, the Company canceled two private events in California which were intended to raise capital for the Company. This compliance is expected to add delays in the development of our products. The overall economic slowdown is also anticipated to add additional risks and difficulties in raising money in future rounds due to the volatile financial situation risen from the pandemic.

The Company has determined that these events are non-adjusting subsequent events. Accordingly, the financial position and results of operations as of and for the year ended December 31, 2019 have not been adjusted to reflect their impact. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses, remains unclear at this time. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

Note: this disclosure is based on management's assumption that there is no significant doubt about the entity's ability to continue as a going concern.

There is no expected revenue over the next six months. The Company's expenses are expected to be further limited to less than $5,000 per month. As a result of the pandemic, the Company took steps to cancel place all operations on pause. The Company intends to restart operations once it is able t raise additional capital.

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Amir Fassihi, certify that:

- (1) the financial statements of Amnion Life LLC included in this Form are true and complete in all material respects ; and

- (2) the tax return information of Amnion Life LLC included in this Form reflects accurately the information reported on the tax return for Amnion Life LLC filed for the most recently completed fiscal year.

_____

Signature

Title:

Date: